EXHIBIT I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES RESULTS OF ITS

ANNUAL MEETING OF LIMITED PARTNERS

ATHENS, GREECE, September 5, 2018 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it held its annual meeting of Limited Partners in Athens, Greece on September 5, 2018. At that meeting:

1.	Abel Rasterhoff was re-elected to act as a Class II Director until the Partnership’s 2021 annual meeting of Limited Partners (“Proposal One”);

2.	Dimitris P. Christacopoulos was re-elected to act as a Class II Director until the Partnership’s 2021 annual meeting of Limited Partners (“Proposal Two”);

3.	The appointment of Deloitte Certified Public Accountants S.A., as independent registered public accounting firm for the fiscal year ending December 31, 2018, was ratified (“Proposal Three”).

No other actions were taken at the meeting.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ:CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 37 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters.

CPLP-F

Contact Details:

Capital GP L.L.C.

Gerasimos (Jerry) Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikolaos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com